Exhibit 12.1

Whole Foods Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Sept 26, 2004	Sept 28, 2003	Sept 29, 2002	Sept 30, 2001	Sept 24, 2000
Earnings:
Income from continuing operations before income taxes and equity in losses of unconsolidated affiliate	228,328	172,813	140,818	95,455	77,585

Rent expense	88,987	77,407	66,759	57,326	47,149
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3

One-third of rent expense	29,662	25,802	22,253	19,109	15,716
Interest expense	7,249	8,114	10,384	17,891	15,093

Fixed charges to add to earnings	36,911	33,916	32,637	37,000	30,809

Total available earnings	265,239	206,729	173,455	132,455	108,394

Fixed Charges:
Interest expense	7,249	8,114	10,384	17,891	15,093
Capitalized interest	2,132	1,385	1,433	2,112	2,274

Total interest	9,381	9,499	11,817	20,003	17,367
One-third of rent expense	29,662	25,802	22,253	19,109	15,716

Total fixed charges	39,043	35,301	34,070	39,112	33,083

Ratio of earnings to fixed charges	6.79x	5.86x	5.09x	3.39x	3.28